PosStandard Chartered Bank

NFA ID# 0245409

Post-Registration Swap Dealer Registration Application Updates

Summary of Disclosure Information Filed with the NFA via ORS *(since December 24, 2012, and in addition to original form 7R and Addendum)*

This supplemental addendum was produced in January 2022 at the request of the SEC and is meant to summarize the current status of and reflect all updates provided to the NFA following Standard Chartered Bank's ("SC or the "Bank") initial registration (i.e., SC's original 7R filing and addendum) through February 10, 2022

All CAPITALIZED text below indicates the exact language and date of disclosure to the NFA via the ORS system. Other non-capitalized text was added to provide context and for organizational or clarification purposes within this addendum and does not reflect language submitted to the NFA.

The APPENDIX to this Addendum contains a table summarizing all matters filed with the NFA to date and includes status updates as of February 10, 2022.

Initial Disclosure Status Updates

All matters initially disclosed to the NFA are now closed with the exception of the following one matter:

> Financial Disclosure J Matter 1, which involves a 2012 lawsuit against SC and its affiliates by the Bernard L. Madoff Investment Securities LLC ("BMIS") Trustee in the United States Bankruptcy Court for the Southern District of New York. The lawsuit brought by the BMIS bankruptcy trustee had been stayed pending a ruling by the US Second Circuit Court of Appeals in related cases brought by the BMIS bankruptcy trustee against other defendants that had been dismissed. However, in August 2021, the US Court of Appeals issued its ruling and reversed the prior dismissals of those cases. As a result, proceedings in the BMIS bankruptcy case against the SC defendants are no longer stayed and are now ongoing. While the SC defendants continue to vigorously defend against these lawsuits, there is a range of possible outcomes in this litigation.

As the initial disclosures reflect, the Bank was the subject of ongoing criminal and regulatory matters related to its BSA/AML and Sanctions Compliance programs. Updates about these matters were provided to the NFA upon the Bank's initial registration (See 7R Addendum Criminal Disclosure A Matter 1 as well as Regulatory DisclosuresE1, 2, 3 and G1). In April 2019, SCB announced that it had resolved these matters with (i) the New York Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System, the Department of Justice (DOJ), the New York County District Attorney's Office (DANY) and the Office of Foreign Assets Control (together the 'US Authorities') concerning historical violations of US sanctions laws and regulations from 2007 through to 2014 and (ii) the Financial Conduct Authority (FCA) concerning the effectiveness and governance of historical financial crime controls in the Group's UK correspondent banking business and in its UAE branches (the 2019 Resolutions). Under the terms of the 2019 Resolutions, the Group agreed to pay a total of $947 million in monetary penalties to the US Authorities and £102 million to the FCA. As part of the 2019 Resolutions, the Group's Deferred Prosecution Agreements, which were originally entered into with the DOJ and DANY (and subsequently extended) as part of settlements in 2012 with the US Authorities relating to US sanctions compliance, were further extended to 9 April 2021 and have now ended. The monitorship previously imposed by the DOJ expired on 31 March 2019. As of 31 December 2019, the term of the independent consultant appointed by the NYDFS ended and the business restrictions previously imposed by the NYDFS are no longer in effect.

Interim updates were provided to the NFA about these matters since 2012 as follows:

Criminal Disclosure Matter #1: <u>CASE NO: 12-CR-262 (JEB) "UPDATE FOR QUESTION C". filed January 9, 2015</u>. THE US DEPARTMENT OF JUSTICE, THE NEW YORK COUNTY DISTRICT ATTORNEY'S OFFICE AND STANDARD CHARTERED PLC ("THE GROUP") HAVE AGREED TO A FURTHER THREE-YEAR EXTENSION OF THEIR RESPECTIVE DEFERRED PROSECUTION AGREEMENTS UNTIL 10 DECEMBER 2017, AND THE RETENTION OF A MONITOR TO EVALUATE AND MAKE RECOMMENDATIONS REGARDING THE GROUP'S SANCTIONS COMPLIANCE PROGRAMME.

THE US DEPARTMENT OF JUSTICE EXTENSION AGREEMENT ACKNOWLEDGES THAT THE GROUP HAS TAKEN A NUMBER OF STEPS TO COMPLY WITH THE REQUIREMENTS OF THE ORIGINAL DEFERRED PROSECUTION AGREEMENT WITH THE US DEPARTMENT OF JUSTICE AND TO ENHANCE AND OPTIMISE ITS SANCTIONS COMPLIANCE. THE GROUP WILL WORK CLOSELY WITH THE AUTHORITIES TO MAKE ADDITIONAL IMPROVEMENTS TO ITS US SANCTIONS COMPLIANCE PROGRAMME TO REACH THE STANDARD REQUIRED BY THE DEFERRED PROSECUTION AGREEMENTS.

Regulatory Disclosure E Matter #2: <u>THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES CONSENT ORDER filed September 11, 2014</u>. ON AUGUST 19, 2014, SCB AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS") ENTERED INTO A NEW CONSENT ORDER BASED ON A REPORT MADE BY THE SCB MONITOR TO THE DFS APPOINTED UNDER A PREVIOUS CONSENT ORDER WITH THE DFS, DATED SEPTEMBER 21, 2012, WHICH NOTED SIGNIFICANT FAILURES IN SCB NY'S ANTI-MONEY LAUNDERING ("AML") TRANSACTION MONITORING SYSTEM. IN THIS CONSENT ORDER, IT WAS AGREED AND STIPULATED THAT SCB WOULD UNDERTAKE THE FOLLOWING MEASURES TO ENSURE COMPLIANCE WITH THE ORIGINAL SEPTEMBER 21, 2012 CONSENT ORDER AND ALL APPLICABLE BANK SECRECY ACT/AML REQUIREMENTS:

- PAYMENT OF A $300 MILLION CIVIL MONETARY PENALTY;
- IMPLEMENTATION OF AN EFFECTIVE TRANSACTION MONITORING SYSTEM SUBJECT TO THE APPROVAL OF THE DFS;
- PREPARATION OF A COMPREHENSIVE REMEDIATION ACTION PLAN;
- FURTHER INTEGRATION OF THE SCB MONITOR INTO THE REMEDIATION PROCESS;
- A CLEAR ORGANIZATIONAL STRUCTURE OF THE EMPLOYEES INVOLVED IN THE REMEDIATION;
- APPOINTMENT OF A COMPETENT AND RESPONSIBLE SCB EXECUTIVE TO OVERSEE THE REMEDIATION WITH A DIRECT REPORTING LINE TO THE SCB CEO;
- EXTENSION OF THE PERIOD OF ENGAGEMENT OF THE SCB MONITOR FOR TWO ADDITIONAL YEARS;
- PROHIBITION ON THE OPENING OF NEW U.S. DOLLAR DENOMINATED ACCOUNTS BY SCB NY WITHOUT THE PRIOR APPROVAL OF THE DFS AND SCB MONITOR;
- NEW POLICIES FOR U.S. DOLLAR TRANSACTIONS WITH RESPECT TO ORIGINATOR/BENEFICIARY INFORMATION;
- SUSPENSION OF U.S. DOLLAR CLEARING SERVICES FOR SCB HONG KONG HIGH-RISK RETAIL BUSINESS CLIENTS;
- MONTHLY REVIEW BY THE SCB MONITOR OF THE RISKS ASSOCIATED WITH U.S. DOLLAR TRANSACTIONS FROM THE SCB HONG KONG RETAIL BUSINESS CLIENTS TO DETERMINE WHETHER ADDITIONAL MONITORING OR DE-RISKING IS NECESSARY; AND

- IMPLEMENTATION OF HEIGHTENED MONITORING OF CERTAIN HIGH-RISK CLIENTS, AND THE EXITING OF CERTAIN SMALL AND MEDIUM BUSINESS CLIENTS, IN THE SCB UAE SME PORTFOLIO.

THESE PROVISIONS REMAIN EFFECTIVE AND ENFORCEABLE UNTIL STAYED, MODIFIED, TERMINATED OR SUSPENDED IN WRITING BY THE DFS.

Regulatory Disclosure E Matter #8: <u>STANDARD CHARTERED RESOLVES LEGACY CONDUCT & CONTROL ISSUES FOR $1.1BN; MONITORSHIPS TERMINATED filed May 2, 2019.</u> EFFECTIVE APRIL 9TH 2019, STANDARD CHARTERED PLC (THE "GROUP") ANNOUNCES THAT IT HAS RESOLVED THE PREVIOUSLY DISCLOSED INVESTIGATIONS BY THE U.S. DEPARTMENT OF JUSTICE ("DOJ"), THE OFFICE OF THE DISTRICT ATTORNEY FOR NEW YORK COUNTY ("DANY"), THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS"), THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM AND THE U.S. TREASURY'S OFFICE OF FOREIGN ASSETS CONTROL (TOGETHER, THE "U.S. AGENCIES") AND THE U.K. FINANCIAL CONDUCT AUTHORITY ("FCA") INTO ITS HISTORICAL SANCTIONS COMPLIANCE AND FINANCIAL CRIME CONTROLS. UNDER THE TERMS OF THE RESOLUTIONS, THE GROUP WILL PAY A TOTAL OF $947 MILLION IN MONETARY PENALTIES TO THE U.S. AGENCIES AND £102 MILLION TO THE FCA. THE GROUP TOOK A $900 MILLION PROVISION WHICH INCLUDED THESE MATTERS IN THE FOURTH QUARTER OF 2018 AND WILL TAKE A FURTHER AND FINAL CHARGE OF $190 MILLION IN THE FIRST QUARTER OF 2019. THE GROUP'S DEFERRED PROSECUTION AGREEMENTS WITH THE DOJ AND DANY HAVE BEEN EXTENDED TO 9 APRIL 2021. THE RESOLUTIONS INCLUDE NO NEW COMPLIANCE MONITORSHIPS AND THE MONITORSHIPS PREVIOUSLY IMPOSED BY THE DFS AND THE DOJ WERE TERMINATED ON 31 DECEMBER 2018 AND 31 MARCH 2019, RESPECTIVELY.

Additional Regulatory Disclosures

Four other Regulatory Matters and one Criminal Matter were disclosed to the NFA since the Bank's initial registration as a Swap Dealer. All of these matters are now closed. The NFA notifications were as follows:

Regulatory Matter #1: <u>STANDARD CHARTERED BANK-MONETARY AUTHORITY OF SINGAPORE SUPERVISORY ACTION filed July 2, 2013.</u> THE MONETARY AUTHORITY OF SINGAPORE CONDUCTED A YEAR-LONG REVIEW OF THE PROCESSES/FRAMEWORK RELATING TO BANKS' BENCHMARK SUBMISSIONS. BASED ON ITS FINDINGS, MAS HAS TAKEN A RANGE OF SUPERVISORY ACTIONS AGAINST BANKS FOR DEFICIENCIES IN THE GOVERNANCE, RISK MANAGEMENT, INTERNAL CONTROLS, AND SURVEILLANCE SYSTEMS, RELATING TO THESE PROCESSES. MAS' REVIEW COVERED THE SINGAPORE DOLLAR INTEREST RATE BENCHMARKS - THE SINGAPORE INTERBANK OFFERED RATES (SIBOR) AND SWAP OFFERED RATES (SOR) - AND THE FOREIGN EXCHANGE SPOT BENCHMARKS (FX BENCHMARKS) THAT ARE COMMONLY USED TO SETTLE NON-DELIVERABLE FORWARD FX CONTRACTS, OVER THE PERIOD FROM 2007 TO 2011.

SCB ALONG WITH NINETEEN OTHER BANKS WERE FOUND TO HAVE DEFICIENCIES IN THE GOVERNANCE, RISK MANAGEMENT, INTERNAL CONTROLS, AND SURVEILLANCE SYSTEMS FOR THEIR INVOLVEMENT IN BENCHMARK SUBMISSIONS. MAS HAS CENSURED THESE BANKS AND DIRECTED THEM TO ADOPT MEASURES TO ADDRESS THEIR DEFICIENCIES. THE BANKS ARE REQUIRED TO REPORT THEIR PROGRESS TO MAS ON A QUARTERLY BASIS, AND CONDUCT INDEPENDENT REVIEWS TO ENSURE THE ROBUSTNESS OF THEIR REMEDIAL MEASURES. THE BANKS ARE REQUIRED TO SET ASIDE ADDITIONAL STATUTORY RESERVES WITH MAS AT ZERO INTEREST FOR A PERIOD OF ONE YEAR. THE DURATION FOR WHICH THE ADDITIONAL STATUTORY RESERVES ARE TO BE PLACED WITH MAS MAY BE VARIED DEPENDING ON MAS' ASSESSMENT OF THE ADEQUACY OF THE MEASURES PUT IN PLACE BY EACH BANK TO ADDRESS THE DEFICIENCIES AND RISKS IDENTIFIED. MAS' SUPERVISORY ACTIONS AGAINST THE BANKS ARE CALIBRATED ACCORDING TO THE SEVERITY OF ATTEMPTS BY TRADERS IN

THESE BANKS TO INAPPROPRIATELY INFLUENCE FINANCIAL BENCHMARKS. THIS INCLUDES CONSIDERATION OF THE NUMBER OF TRADERS WITHIN THE BANK WHO ATTEMPTED TO INAPPROPRIATELY INFLUENCE BENCHMARKS, WHETHER TRADERS FROM OTHER BANKS WERE INVOLVED, AND THE NUMBER OF TIMES THESE ATTEMPTS OCCURRED. MAS HAS ALSO CONSIDERED SUPERVISORY ACTIONS TAKEN BY OTHER REGULATORS FOR DEFICIENCIES RELATING TO THE LONDON INTERBANK OFFERED RATE BENCHMARK SUBMISSIONS, AND THE SIZE OF THE SINGAPORE MARKET RELATIVE TO OTHER MARKETS.

THE MAS FINDINGS CONCLUDED THAT SIBOR, SOR AND FX BENCHMARKS WERE SUCCESSFULLY MANIPULATED; THE TRADERS' CONDUCT REFLECTED A LACK OF PROFESSIONAL ETHICS.

Regulatory Matter #3: <u>STANDARD CHARTERED BANK SINGAPORE BRANCH (SCBS) AND STANDARD CHARTERED TRUST (SINGAPORE) LIMITED (SCBS) filed May 10, 2018.</u> ON MARCH 19, 2018, THE MONETARY AUTHORITY OF SINGAPORE (MAS) ANNOUNCED THAT IT HAD IMPOSED PENALTIES OF SGD 5.2 MILLION (USD 3.95 MILLION) ON STANDARD CHARTERED SINGAPORE BRANCH (SCBS) AND SGD 1.2 MILLION (USD 900K) ON STANDARD CHARTERED TRUST (SINGAPORE) LIMITED (SCTS) FOR BREACHES OF MAS' ANTI-MONEY LAUNDERING AND COUNTER-TERRORIST FUNDING REQUIREMENTS. THE BREACHES OCCURRED WHEN TRUST ACCOUNTS OF SCBS'S CUSTOMERS-VALUED AT $1.4 BILLION-WERE TRANSFERRED FROM STANDARD CHARTERED TRUST (GUERNSEY) TO SCTS FROM DECEMBER 2015 TO JANUARY 2016.

MAS FOUND SCBS'S AND SCTS' RISK MANAGEMENT AND CONTROLS IN RELATION TO THE TRANSFERS TO BE UNSATISFACTORY. THE TRANSFERS OCCURRED SHORTLY BEFORE GUERNSEY'S IMPLEMENTATION OF THE COMMON REPORTING STANDARDS (CRS) FOR THE AUTOMATIC EXCHANGE OF FINANCIAL ACCOUNT INFORMATION IN TAX MATTERS. THE TIMING OF THE TRANSFERS RAISED QUESTIONS OF WHETHER THE CLIENTS WERE ATTEMPTING TO AVOID THEIR CRS REPORTING OBLIGATIONS. THE MAS FOUND THAT SCBS AND SCTS DID NOT ADEQUATELY ASSESS AND MITIGATE AGAINST THIS RISK FACTOR, AND ALSO FAILED TO FILE SUSPICIOUS TRANSACTION REPORTS IN A TIMELY MANNER.

IN DETERMINING THE REGULATORY ACTION, MAS TOOK INTO CONSIDERATION MITIGATING FACTORS. SCBS PRO-ACTIVELY NOTIFIED MAS OF ITS INTERNAL REVIEW ON THE TRUST ACCOUNTS, AND SCBS AND SCTS MANAGEMENT SHOWED STRONG COMMITMENT TO ADDRESS THE DEFICIENCIES IDENTIFIED BY MAS. BOTH SCBS AND SCTS HAVE TAKEN PROMPT AND SUBSTANTIVE REMEDIAL MEASURES TO STRENGTHEN THEIR AML/CFT RISK MANAGEMENT AND CONTROLS.

Regulatory Matter #4: <u>STANDARD CHARTERED SECURITIES (HONG KONG) LIMITED – HK SFC DISCIPLINARY ACTION filed May 10, 2018.</u> ON 18 DECEMBER 2017, THE HONG KONG SECURITIES AND FUTURES COMMISSION (SFC) ISSUED AN ANNOUNCEMENT IN WHICH IT REPRIMANDED AND FINED STANDARD CHARTERED SECURITIES (HONG KONG) LIMITED (SCSHK) HK$2.6 MILLION (APPROXIMATELY US $331K)FOR INTERNAL CONTROL FAILURES RELATING TO SHORT SELLING ORDERS AND BREACH OF THE SECURITIES AND FUTURES (FINANCIAL RESOURCES) RULES (FRR).

SCSHK FAILED TO PUT IN PLACE ADEQUATE SYSTEM AND CONTROL PROCEDURES THAT RESULTED IN AT LEAST 61 INSTANCES OF REGULATORY BREACHES INVOLVING SHORT SALES EXECUTED BY 11 TRADERS FROM DIFFERENT TRADING DESKS FROM JANUARY 2014 TO AUGUST 2015. THE SFC ALSO FOUND THAT SCSHK MIS-INTERPRETED AND BREACHED THE FRR BY INCORRECTLY INCLUDING THE AMOUNTS RECEIVABLE FROM ITS CLEARING AGENT, AS LIQUID ASSETS IN ITS FINANCIAL RETURNS FOR JANUARY TO SEPTEMBER 2015.

Regulatory Matter #5: FOREIGN EXCHANGE CONDUCT filed February 13, 2019. ON 1/29/19, SCB AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ("DFS") ENTERED INTO A CONSENT ORDER CONCERNING PAST CONTROL FAILURES AND IMPROPER CONDUCT IN ITS FOREIGN EXCHANGE ("FX") TRADING AND SALES BUSINESS BETWEEN 2007 AND 2013. THE CONSENT ORDER WITH THE DFS IS PART OF AN INDUSTRY-WIDE INVESTIGATION INTO THE CONDUCT OF FX TRADING AND SALES PRACTICES THAT RESULTED IN REGULATORY ENFORCEMENT ACTIONS AGAINST A NUMBER OF BANKS. AS PART OF THE CONSENT ORDER, STANDARD CHARTERED HAS AGREED TO PAY A CIVIL MONETARY PENALTY OF USD40M TO THE DFS. STANDARD CHARTERED WILL TAKE A PRE-TAX CHARGE OF THIS AMOUNT AS PART OF ITS FULL-YEAR 2018 FINANCIAL RESULTS. SINCE THE CONDUCT AT ISSUE TOOK PLACE, STANDARD CHARTERED HAS REMEDIATED ITS SYSTEMS AND CONTROLS, AND NOW HAS AN APPROPRIATE CONTROL FRAMEWORK IN PLACE. SCB CONTINUES TO MAKE IMPROVEMENTS AS APPROPRIATE TO ENSURE WE DRIVE THE HIGHEST STANDARDS OF CONDUCT AND COMPLIANCE. SCB WILL, PURSUANT TO THIS ORDER, BE REPORTING TO THE DFS ON THIS WORK. THIS MATTER IS UNRELATED TO THE ONGOING SANCTIONS INVESTIGATION BY THE US AUTHORITIES INTO HISTORICAL CONDUCT AND CONTROLS ISSUES, WHICH WAS FIRST DISCLOSED IN 2014. THE GROUP CONTINUES TO CO-OPERATE FULLY WITH AND IS ENGAGED IN CONSTRUCTIVE DISCUSSIONS WITH RELEVANT AUTHORITIES TO RESOLVE THAT INVESTIGATION AS SOON AS PRACTICABLE.

CIVIL MONETARY PENALTY: USD 40M. CANNOT REHIRE OR RETAIN, DIRECTLY OR INDIRECTLY, CERTAIN INDIVIDUALS REFERENCED IN THE ORDER.

Criminal Matter #1: SCB PHILIPPINES BRANCH - CITY PROSECUTOR'S OFFICE OF MANILA originally filed 12/24/12, with the following supplemental disclosure made to the NFA on 2/10/22: THIS CONCERNS THE BRANCH OF SCB IN THE PHILIPINNES. AN ANITIAL COMPLAINT WAS RECEIVED FOR FALSIFICATION AND USE OF FALSIFIED DOCUMENTS WHICH WAS SCHEDULED FOR PRELMINARY INVESTIGATION BY THE CITY PROSECUROR'S OFFICE OF MANILA. THE BANK RECEIVED A COPY OF THE INITIAL COMPLIANT ON NOVEMBER 29, 2012. THE COMPLIANT WAS ULTIMATELY DISMISSED ON APRIL 23, 2013. A MOTION FOR RECONSIDERATION WAS FILED WITH THE DEPARTMENT OF JUSTICE (DOJ – PHILIPPINES), REQUESTING A REVERSAL OF THE EARLIER RESOLUTIONS, HOWEVER NO FORMAL ACTION TAKEN TO DATE (NOR IS ANY ACTION REQUIRED). GIVEN THE LACK OF FORMAL CHARGES OR ACTION REQUIRED BY THE BANK, WE CURRENTLY CONSIDER THIS MATTER CLOSED.

Criminal Matter #2: KENYA DIRECTOR OF PUBLIC PROSECUTIONS filed February 1, 2022. IN FEBRUARY 2019, THE KENYAN DIRECTOR OF PUBLIC PROSECUTIONS (DPP) AND RELATED AGENCIES IN KENYA COMMENCED AN INVESTIGATION INTO FIVE BANKS, INCLUDING STANDARD CHARTERED BANK KENYA LIMITED (SCBK), IN CONNECTION WITH ALLEGED THEFT OF FUNDS FROM KENYA'S NATIONAL YOUTH SERVICE. THIS INVESTIGATION FOLLOWED FINES IMPOSED ON BANKS, INCLUDING SCBK, BY THE CENTRAL BANK OF KENYA REGARDING ADEQUACY OF CONTROLS RELATED TO THE PROCESSING OF THE ALLEGEDLY STOLEN FUNDS. FOLLOWING THE INVESTIGATION, THE DPP ANNOUNCED THAT IT HAD RECEIVED RECOMMENDATIONS FROM THE KENYAN DIRECTOR OF CRIMINAL INVESTIGATIONS THAT CHARGES SHOULD BE BROUGHT AGAINST THE FIVE BANKS, PLUS BANK OFFICIALS AND OTHER INDIVIDUALS. IN DECEMBER 2019, SCBK AGREED A SETTLEMENT OF THIS MATTER WITH THE DPP. UNDER THE TERMS OF SCBK'S SETTLEMENT, THE DPP AGREED TO DEFER PROSECUTION AGAINST BOTH SCBK AND PERSONAS AFFILIATED WITH SCBK AND THE DPP IMPOSED A PENALTY OF KES100 MILLION ($964,000) ON SCBK. THE DEFERRED PROSECUTION AGREEMENT HAD A 60-DAY TERM, WHICH EXPIRED AS SCHEDULED IN 2020 AND THE DPP HAS NOT TAKEN ANY FURTHER ACTION.

APPENDIX

Summary of all matters filed with NFA via original submission (7R and original addendum filed December 24, 2012) as well as subsequent ORS filings to date (February 3, 2022).

Nature of Disclosure Matter	Disclosure Matter Page (NFA Reference) Number	Date Matter Filed with NFA	Matter Name (as Noted in Filings)	Where Did Notification Occur?	Status as at January 26, 2022
Regulatory	14744	12/24/2012	STANDARD CHARTERED BANK - OFAC SETTLEMENT	Original 7R (filed at registration on 12/24/2012, specifically Question E Matter #2).	Closed
Regulatory	14750	12/24/2012	STANDARD CHARTERED BANK - BOARD OF GOVERNORS CIVIL FINE ASSESSMENT AND CEASE AND DESIST ORDER	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #1.	Closed
Criminal	14751	12/24/2012	SCB PHILIPPINES BRANCH - CITY PROSECUTOR'S OFFICE OF MANILA COMPLAINT DATED 29 NOVEMBER 2011	Original 7R (filed at registration on 12/24/2012), specifically Question C Matter #1 and Supplemental Disclosures (filed post-registration via ORS), specifically Criminal Matter #1	Closed
Regulatory	14752	12/24/2012	SCB SRI LANKA BRANCH - CENTRAL BANK OF SRI LANKA	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #8.	Closed
Regulatory	14753	12/24/2012	STANDARD CHARTERED BANK – NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES.	Original 7R (filed at registration on 12/24/2012), specifically Question I Matter #1.	Closed
Regulatory	14754	12/24/2012	AMERICAN EXPRESS BANK LTD. – NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES.	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #4.	Closed
Regulatory	14756	12/24/2012	STANDARD CHARTERED BANK INDIA BRANCH – RESERVE BANK OF INDIA SHOW CAUSE NOTICE DATED 8 OCTOBER 2010	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #6.	Closed

Financial	14760	12/24/2012	COMPLAINT FILED ON 26 APRIL 2012 IN THE UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK	Original 7R (filed at registration on 12/24/2012), specifically Question J Matter #1.	Remains Open and Current
Regulatory	14761	12/24/2012	STANDARD CHARTERED BANK INDIA BRANCH – RESERVE BANK OF INDIA MARCH 3, 2010 PENALTY.	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #7.	Closed
Regulatory	14763	12/24/2012	AMERICAN EXPRESS BANK LTD. – NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES WRITTEN AGREEMENT DATED	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #2.	Closed
Criminal	14765	12/24/2012	UNITED STATES DISTRICT COURT FOR THE DISTRICT OF COLUMBIA	Original 7R (filed at registration on 12/24/2012), specifically Question A Matter #1.	Closed
Regulatory	14766	12/24/2012	STANDARD CHARTERED BANK NY BRANCH – FEDERAL RESERVE BANK OF NY AND NEW YORK STATE DEPARTMENT OF FINA	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #3.	Closed
Regulatory	14767	12/24/2012	SCB INDONESIA – BAPEPAM LETTER	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #4.	Closed
Regulatory	14768	12/24/2012	SCB INDONESIA – CENTRAL BANK OF INDONESIA SALES PRACTICE REVIEW	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #5.	Closed
Regulatory	14769	12/24/2012	SCB INDONESIA – BAPEPAM RESTRICTION	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #6.	Closed
Regulatory	14771	12/24/2012	SCB JAPAN – JAPAN FINANCIAL SERVICES AGENCY BUSINESS IMPROVEMENT ORDER	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #8.	Closed
Regulatory	14772	12/24/2012	RESERVE BANK OF INDIA SHOW CAUSE NOTICE OF 22 OCTOBER 2010	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #9.	Closed

Regulatory	14773	12/24/2012	SCB INDIA – RESERVE BANK OF INDIA WITHDRAWAL OF PERMISSION LETTER DATED 16 AUGUST 2006	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #10.	Closed
Regulatory	14745 & 14770	12/24/2012	SCB CAMBODIA REPRESENTATIVE OFFICE – NATIONAL BANK OF CAMBODIA RESTRICTION	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #7 and Question H Matter #4.	Request for archiving pending with NFA (we believe this was disclosed in error).
Regulatory	14746 & 14755 & 14758	12/24/2012	STANDARD CHARTERED BANK NY BRANCH – FEDERAL RESERVE BANK OF NEW YORK AND NEW YORK STATE DEPARTMENT O	Original 7R (filed at registration on 12/24/2012), specifically Question E Matter #5, Question H Matter #3, & Question I Matter 3.	Closed
Regulatory	14748 & 14759	12/24/2012	SCB SRI LANKA – CENTRAL BANK OF SRI LANKA EXCHANGE CONTROL DEPARTMENT RESTRICTION	Original 7R (filed at registration on 12/24/2012), specifically Question D Matter #1, Question G Matter #11 and Question I Matter #4.	Closed
Regulatory	14757 & 14747	12/24/2012	AMERICAN EXPRESS BANK LTD. – NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES WRITTEN AGREEMEN	Original 7R (filed at registration on 12/24/2012), specifically Question H Matter #2 & Question I Matter #2.	Closed
Regulatory	14762 & 14764	12/24/2012	STANDARD CHARTERED BANK – NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES CONSENT ORDER DATED SEPTEM	Original 7R (filed at registration on 12/24/2012), specifically Question G Matter #1 and Question H Matter #1.	Closed
Regulatory	14736	7/2/2013	STANDARD CHARTERED BANK- MONETARY AUTHORITY OF SINGAPORE SUPERVISORY ACTION.	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matter #1.	Closed
Criminal	14737	1/9/2015	CASE NO: 12-CR-262 (JEB) "UPDATE FOR QUESTION C"	Supplemental Disclosures (filed post-registration via ORS), specifically Criminal Disclosures Matter #1.	Closed
Regulatory	14738	5/10/2018	STANDARD CHARTERED BANK SINGAPORE BRANCH (SCBS) AND STANDARD CHARTERED	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matter #3.	Closed

			TRUST (SINGAPORE) LIMITED (SC		
Regulatory	14742	5/10/2018	STANDARD CHARTERED SECURITIES (HONG KONG) LIMITED – HK SFC DISCIPLINARY ACTION	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matter #4.	Closed
Regulatory	14739	2/13/2019	FOREIGN EXCHANGE CONDUCT	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matter #5.	Closed
Regulatory	14743	5/2/2019	STANDARD CHARTERED RESOLVES LEGACY CONDUCT & CONTROL ISSUES FOR $1.1BN; MONITORSHIPS TERMINATED	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matter #8.	Closed
Regulatory	14749 & 14741	9/11/2014 & 2/13/2019	THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES CONSENT ORDER	Supplemental Disclosures (filed post-registration via ORS), specifically Regulatory Disclosures Matters #2 and #6.	Closed
Criminal	18076	2/1/2022	KENYA DIRECTOR OF PUBLIC PROSECUTIONS	Supplemental Disclosures (filed post-registration via ORS), specifically Criminal Matter #2.	Closed